UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2009

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey

Zona de Carga

Carretera Miguel Alemán, Km. 24 s/n

66600 Apodaca, Nuevo León, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Fourth quarter and full year 2008 Earnings Report

February 26, 2009

Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), reported its unaudited, preliminary results for the fourth quarter and full year 2008 today. All comparisons are with respect to the comparable prior year periods unless stated otherwise.

Effective January 1, 2008, OMA adopted several accounting changes pursuant to Mexican Financial Reporting Standards (NIFs), which are summarized in the Notes section of this report. These changes include, among others, the end of inflation adjustments to financial statements and the presentation of a statement of cash flows in place of a statement of changes in financial position.

During 2008, the aeronautical industry confronted an adverse global environment marked by the high price of oil, inflationary pressures on the cost of goods and services, and the global financial crisis with its drying up of credit and volatility in the financial and exchange markets. This situation has had an impact on all the participants in the industry, including airport operators, with cancellations of routes and/or reduction in flight frequencies, and the end of operations of some carriers. In OMA’s fourth quarter and full year 2008 results, these factors principally affected the number of flight operations and the volume of passengers.

In this environment, OMA succeeded in increasing full year revenues and also carried out strategic investments oriented to the long-term that are designed to enable further growth of non-aeronautical revenues and to secure OMA’s ability to satisfy the passenger growth potential at our airports.

Highlights

Fourth quarter 2008 (compared to the fourth quarter of 2007)

•	Passenger traffic totaled 3.1 million in the quarter, a decrease of 12.8%. Domestic traffic decreased 11.9%; international traffic decreased 17.6%.
•	Total net revenues were Ps. 487 million, essentially unchanged from the year ago period. Aeronautical revenues decreased 0.6% and non-aeronautical revenues increased 4.4%.

•

Cost of services and administrative expenses rose a combined 17.8% to Ps. 207 million, as compared to Ps. 176 million in the same period of 2007. The principal factor in the increase was an increased provision for doubtful accounts.

•	Operating income decreased 9.5% to Ps. 144 million; the operating margin was 29.5%.
•	Adjusted EBITDA decreased 10.3% to Ps. 242 million, equivalent to a 49.7% margin.
•

Net income was Ps. 47 million, as compared to a net loss in the prior year period resulting from Mexico’s fiscal reform. Earnings per share were Ps. 0.12, or US$0.07 per American Depositary Share (ADS).

~~•~~	Capital expenditures were Ps. 347 million.
•

As part of our strategy of growing non-aeronautical revenues, OMA acquired an interest in the company Consorcio Grupo Hotelero T2 that will develop and operate the hotel and 5,000 m2 of commercial space in Terminal 2 of the Mexico City International Airport.

Full year 2008 (compared to full year 2007)

•	Passenger traffic totaled 14.1 million in the year, a decrease of 1.1%. Domestic traffic was essentially unchanged, and international traffic decreased 5.8%.
•	Total net revenues increased 4.8% to Ps. 1,988 million. Aeronautical revenues increased 4.3%, and non aeronautical revenues grew 6.8%.
•	Cost of services and administrative expenses rose a combined 14.7% to Ps. 777 million, as compared to Ps. 678 million in 2007.
•	Operating income decreased 5.6% to Ps. 687 million; the operating margin was 34.6%.
•	Adjusted EBITDA decreased 0.9% to Ps. 1,054 million, equivalent to a 53.0% margin.
•

Net income was Ps. 542 million, as compared to Ps. 31 million in the prior year period. The increase principally resulted from the impact of Mexico’s tax reform on 2007 earnings. Earnings per share were Ps. 1.37, or US$0.79 per American Depositary Share (ADS).

~~•~~	Capital expenditures were Ps. 2,228 million. These investments include investments under the Master Development Plan, as well as strategic investments.
•	Cash and equivalents as of December 31, 2008 were Ps. 257 million.

Passenger Traffic

The year 2008 was marked by a significant change in the dynamic for passenger traffic. Year-over-year growth rates in passenger volumes shifted from positive to negative in July, with an even sharper downturn in the fourth quarter of 2008. The principal factors were high oil prices and the global financial crisis. In response, airlines cancelled routes and/or reduced flight frequencies, reprogrammed expansion plans, and increased ticket prices. Several airlines ceased operations.

Fourth quarter 2008

Total passenger traffic decreased 12.8% (-461,239 terminal passengers) as compared to the fourth quarter of 2007. The airports with the largest reductions in traffic were Monterrey, Ciudad Juárez, Culiacán, Mazatlán, and Chihuahua (See Annex Table 1, Passenger Traffic). The reduction in traffic reflected a 19.3% reduction in the number of airport operations as compared to the prior year period.

Domestic traffic decreased 11.9% as compared to the same quarter of 2007. Domestic traffic was principally affected by: a) reductions in the volume of passengers carried by Aviacsa and VivaAerobus; b) the suspension of operations by Aerocalifornia in July 2008; and c) the exit from the market of Aladia, Alma, and Avolar in the fourth quarter of 2008. The airports with the largest decreases were Monterrey, Ciudad Juárez, Culiacán, Mazatlán, and Chihuahua. The Zacatecas, Acapulco, and Reynosa airports recorded increases in domestic traffic, in large part as a result of the performance of Volaris, Interjet, and Click Mexicana.

International traffic decreased 17.6% compared to the fourth quarter of 2007. The reduction in frequencies of some scheduled international flights and the cancellation of routes, principally by Continental, Delta, Aviacsa, American, Frontier, and Alaska, affected international traffic in the majority of OMA’s airports. Monterrey, Zihuatanejo, Mazatlán, Acapulco, and Culiacán were the airports most affected.

Full year 2008

Total passenger traffic decreased 1.1% in 2008. Domestic traffic was essentially unchanged

(-0.1%), while international traffic decreased 5.8%. The airlines Alma, Avolar, Interjet, VivaAerobus, and Volaris carried 30.9% of all passengers during the year. The number of airport operations decreased 8.7% compared to 2007.

Domestic traffic was essentially unchanged as compared to 2007, despite the exit from the market of four airlines during the year and of Líneas Aéreas Azteca in 2007 and significant reductions in capacity by several other carriers. Five airports increased domestic passenger traffic, with the main increases at the Acapulco, Reynosa, and Monterrey airports. The first two benefitted from the performance of Interjet, Volaris, and Alma. The Monterrey airport benefitted from the performance of Interjet, Grupo Mexicana, Grupo Aeroméxico, and VivaAerobus. The airports that were affected most were Durango, Torreón, and Culiacán.

International traffic decreased 5.8% compared to 2007, principally as a result of the reduction in charter traffic, cancellation of routes, and the reduction of frequencies on scheduled international flights, largely on the part of U.S. carriers. The airports where these factors had the greatest impact were the tourist destination airports (Acapulco, Mazatlán, and Zihuatanejo) as well as Zacatecas, Culiacán, and Durango. In contrast, Monterrey had an increase of more than 12,000 international passengers, as a result of the performance of Mexicana, Aeroméxico, Northwest, Aladia, and VivaAerobus, principally.

Revenues

Faced with the difficult environment, OMA undertook initiatives that are intended to sustain the level of revenues. These included: a) expanding and improving commercial operations inside our airports; b) ending the special incentive program at the Monterrey airport; and c) investing in commercial businesses related to airports. The first two initiatives contributed to the growth in both aeronautical revenues per passenger and non-aeronautical revenues per passenger during 2008.

Total net revenues during the fourth quarter of 2008 were Ps. 486.6 million, a 0.3% increase as compared to the fourth quarter of 2007. The mix of revenues in the fourth quarter of 2008 was 81.5% aeronautical and 18.5% non-aeronautical revenues. For the year 2008, total revenues increased 4.8%, with a mix of 81.3% aeronautical and 18.7% non-aeronautical revenues.

Aeronautical net revenues in the fourth quarter of 2008 were Ps. 396.3 million, a 0.6% reduction from the fourth quarter of 2007. Revenues from domestic passenger charges (TUA, tarifa de uso de aeropuerto) decreased 0.2% in the fourth quarter of 2007, while international passenger charges increased 0.5%. Revenues from other airport services, leases, and access rights decreased 2.6%.

Aeronautical revenue per passenger increased 13.9% as compared to the fourth quarter of 2007, reaching Ps. 126.2 as compared to Ps. 110.8 in the prior year period. This increase was principally the result of the termination effective September 1, 2008 of the incentive program linked to achieving passenger traffic targets at the Monterrey airport.

For the full year 2008, aeronautical revenues increased 4.3%, or Ps. 67.4 million, as compared to the same period of 2007. Revenues from domestic TUA increased 8.0%, and revenues from international TUA increased 0.5%. Revenues from other airport services, leases, and access rights decreased 1.2%, as a result of a reduction of 8.7% in the number of flight operations.

Aeronautical revenue per passenger increased 5.5% to Ps. 115.0 in 2008, as compared to Ps. 109.0 during 2007.

Non-aeronautical revenues increased 4.4%, or Ps. 3.8 million, during the fourth quarter of 2008. The increase was the result of actions taken to expand and improve the commercial areas in our airports. During the fourth quarter these included:

•	Opening of a duty free store in the international arrivals area of Terminal A at the Monterrey airport;
•	Remodeling two stores and a restaurant in Acapulco;

•	Start of operations of baggage wrapping services in Durango, San Luis Potosí, Tampico and Torreón; and
•	Start of operations of areas for tourist promotion and time shares in Monterrey, Ciudad Juárez, and Torreón.

The components of non-aeronautical revenues that showed the greatest increases were:

•	Advertising: +Ps. 1.0 million, or 10.4%
•	Car rental: +Ps. 0.9 million, or 11.9%
•	Other leases: +Ps. 0.7 million, or 8.5%
•	OMA Carga: +Ps. 0.3 million, or 10.2%
•	Parking: +Ps. 0.2 million, or 0.7%

Non-aeronautical revenues per passenger during the fourth quarter reached Ps. 28.7, a 19.8% increase as compared to Ps. 24.0 in the prior year period.

For the full year 2008, non-aeronautical revenues increased 6.8%, or Ps. 23.8 million. The airports that had the largest increases in non-aeronautical revenues were Monterrey (+Ps.15.9 million), Chihuahua (+Ps.1.7 million), Culiacán (+Ps. 1.4 million), Ciudad Juárez (+Ps.1.3 million), and Acapulco (+Ps.1.2 million). The components of non-aeronautical revenues that showed the greatest increases were:

•	Parking: +Ps. 7.2 million, or 6.8%
•	Restaurants: +Ps. 3.4 million, or 10.8%
•	OMA Carga: +Ps. 2.8 million, or 23.9%
•	Other leases: +Ps. 2.7 million, or 7.8%
•	Car rental: +Ps. 2.5 million, or 8.6%
•	Advertising: +Ps. 2.4 million, or 6.4%
•	Retail leases: +Ps. 1.6 million, or 4.7%

The initiatives of OMA Carga to improve the range of value added services and quality also contributed to growth in the revenues of this emerging business, despite a reduction in freight volumes.

Non-aeronautical revenues per passenger during the year were Ps. 26.4, an increase of 8.0% as compared to Ps. 24.5 in 2007.

Costs and operating expenses

During 2008 costs of goods and services increased at rates equal to or above consumer price inflation. In order to mitigate the impact on results, OMA reduced consumption of electricity, water, materials and supplies, and travel expenses, among others. However, the Company also had increases in costs and expenses as a result of a corporate reorganization and increased provisions for doubtful accounts receivable.

Total costs and operating expenses were Ps. 343.0 million in the fourth quarter of 2008, an increase of 5.0%, as compared to the same period of 2007. For the full year 2008, total costs and operating expenses were Ps. 1,301.1 million, an increase of 11.3% over 2007. The full year increase is principally the result of an increase in general and administrative expense, depreciation and amortization, and the cost of services. The full year impact of the additional costs and expenses described above was Ps. 59.0 million. Excluding these amounts, the increase in total costs and expenses would have been 6.4% for the full year, as compared to 2007.

•

Cost of services increased 6.1% in the fourth quarter of 2008 as compared to the prior year period, principally as a result of increases in electricity (+Ps. 4.5 million) and security (+Ps. 2.6 million). For the full year 2008, cost of services increased 6.0%, largely as a result of costs related to the corporate reorganization, increases in electricity rates, and inflationary pressures on other goods and services, particularly cleaning and security.

•

General and administrative expenses increased 34.3% in the fourth quarter of 2008, as compared to the same period of 2007. The increase was principally the result of an increase in the provisions for doubtful accounts of Ps. 27.6 million, resulting principally from Alma’s exit from the market. For the full year 2008, general and administrative expenses increased 24.0% as a result of increases in the provision for doubtful accounts in the second and fourth quarters and increased personnel expense as a result of the corporate reorganization.

•

Airport concession taxes decreased 9.3% in the quarter and rose 3.4% for the full year. The technical assistance fee decreased 0.3% in the fourth quarter and 3.2% for the full year 2008. Airport concession taxes and the technical assistance fee are calculated as a percentage of gross revenues and Adjusted EBITDA before technical assistance, respectively.

•

Depreciation and amortization decreased 11.3% during the fourth quarter of 2008 and increased 9.1% during the year, as compared to the prior year periods, as a result of a higher level of investments during the year.

Operating income and operating margin

Operating income was Ps. 143.6 million in the fourth quarter of 2008, a decrease of 9.5% as compared to the prior year period. For the full year 2008, operating income was Ps. 687.4 million, a decrease of 5.6% as compared to 2007. The reductions in both cases were principally the result of increased costs and general and administrative expenses.

The operating margin in the fourth quarter of 2008 was 29.5%, 3.2% points below the same period of 2007. For the full year 2008, the operating margin was 34.6%, below the 2007 operating margin of 38.3%.

The operating margin for 2008, excluding the additional costs and expenses described in the previous section, would have been Ps. 744.4 million, or 2.3% above 2007 operating income.

Adjusted EBITDA

Adjusted EBITDA, which is equivalent to UAFIDA in Mexico, decreased 10.3% during the fourth quarter of 2008 to Ps. 241.7 million. For the full year 2008, Adjusted EBITDA was Ps. 1,054.1 million, a decrease of 0.9% as compared to 2007.

The Adjusted EBITDA margin for the fourth quarter was 49.7%, as compared to 55.5% in the fourth quarter of 2007. For the full year 2008, the Adjusted EBITDA margin was 53.0%, compared to the 56.1% recorded in the full year 2007.

Adjusted EBITDA, excluding the additional costs and expenses described in the previous section, would have been Ps. 1,111.1 million for the full year 2008, with a margin of 55.9%.

Other income (expense), financing expense, and taxes

Other income (expense), net during the fourth quarter 2008 was income of Ps. 3.6 million, an increase over the prior year period. For the full year 2008, there was income of Ps. 104.8 million, compared to expense of Ps. (7.6) million in the prior year period. The variation is a result of the cancellation of deferred employees’ statutory profit sharing (PTU) for Ps. 104.2 million in the first quarter of 2008.

Integral financing expense was Ps. (49.9) million in the fourth quarter of 2008 and Ps. (11.5) million for the full year 2008, as compared to integral financing income in the comparable prior year periods. The change from income to expense in both periods was principally the result of exchange losses and a lower level of interest income as a result of lower earning balances during the 2008 periods.

Tax expense in the fourth quarter of 2008 was Ps. 50.3 million, 91.2% below the amount recorded in the fourth quarter of 2007. For the full year 2008, taxes were Ps. 238.9 million, a decrease of 69.6% as compared to 2007. The reductions in tax reflect the effects of the 2007 fiscal reform, which resulted in the accounting recognition in the fourth quarter of 2007 of deferred minimum corporate flat rate tax (IETU), based on INIF 8 “Effects of the Flat Rate Corporate Tax” issued after the Fiscal Reform was enacted. This increased deferred tax accruals for both the fourth quarter and full year 2007 results, but did not result in cash outflows.

Net Income

Net income in the fourth quarter of 2008 was Ps. 46.9 million, as compared to a net loss of Ps. 390.2 million in the fourth quarter of 2007. Earnings per share in the fourth quarter of 2008 were Ps. 0.12, and earnings per ADS were US$0.07 per ADS. Each ADS represents eight Series B shares.

For the full year 2008, net income was Ps. 541.8 million, as compared to Ps. 31.2 million in 2007. Earnings per share were Ps. 1.37, as compared to Ps. 0.08 in 2007. Earnings were US$0.79 per ADS, as compared to US$0.05 in the prior year.

Net income for 2008, not including the additional costs and expenses described above or the benefit from the cancellation of deferred employees’ statutory profit sharing (PTU), would have been Ps. 497.1 million.

Capital expenditures

OMA’s capital expenditures in 2008 were made in order to meet Master Development Plan (MDP) commitments and to carry out strategic investments intended to ensure the capacity to expand key airports and to diversify revenues.

During the fourth quarter of 2008 capital expenditures were Ps. 347.4 million, including both MDP investments and strategic investments.

The most important MDP investments carried out during the fourth quarter were:

•

Work on the new Terminal B of the Monterrey airport, including installation of the escalators and automated parking equipment, finishing work on the terminal building, and work on the platforms and parking area (which is partially operational). Currently, the project is 85% completed;

•	Renovation of the runways in Torreón and San Luis Potosí
•	Improvements and expansions to the platforms in the airports in Chihuahua, Ciudad Juárez, Monterrey, and San Luis Potosí
•	Expansion of the baggage claim area of the San Luis Potosí airport; and
•	Construction of a new emergency response (CREI) building in Durango.

Strategic investments include the fixed asset investment in a 287-room, 5-star hotel and approximately 5,000 m2 of commercial space inside the new Terminal 2 of the Mexico City International Airport (AICM). Terminal 2 served 9.7 million passengers in 2008, its first full year of operation. In November 2008, OMA acquired 90% of the shares of Consorcio Grupo Hotelero T2, S.A. de C.V., which has the rights to develop and operate the hotel and commercial areas under a 20-year contract with AICM. NH Hoteles, S.A. of Spain owns the other 10%. The commercial areas included in this project, excluding the hotel, will increase by approximately 40% the total commercial space operated by OMA. As of December 31, 2008, construction of the hotel was approximately 71% completed, and we expect the hotel to start operations in the second quarter of 2009. The first stage of the commercial areas is expected to begin operations in 2010.

On a cash flow basis, capex in the fourth quarter was Ps. 374.1 million.

Capital expenditures for the full year 2008 were Ps. 2,227.6 million. This included MDP investments, principally for the improvement and expansion of terminal buildings, runways, platforms, machinery and equipment in all our airports. In addition, and as part of our strategic investments, we acquired land reserves in order to meet the long term development and expansion requirements of key airports, particularly Monterrey, and there were additional projects to improve and expand the commercial areas of our airports and our systems.

On a cash flow basis, capex totaled Ps. 1,971.7 million in 2008.

Liquidity

Effective January 1, 2008, Mexican Financial Reporting Standards (NIFs) required OMA to present a statement of cash flows in place of a statement of changes in financial position. The cash flow statement shows the inflows and outflows of cash on a gross basis that occurred during a reporting period.

During 2008, OMA generated cash from operations totaling Ps. 760.0 million. Investing activities (including interest income on financial instruments) used net cash of Ps. 1,861.9 million. Financing activities (payment of dividends, repurchase of shares, interest expense, and bank borrowings) used Ps. 397.4 million in cash. Cash inflows and outflows from these different activities during the course of the year resulted in a reduction in cash and equivalents of Ps. 1,499.3 million from the level as of December 31, 2007. As of December 31, 2008, OMA had cash and cash equivalents of Ps. 257.4 million.

On October 15, 2008, the second quarterly installment of the dividend declared by the Annual Shareholders’ Meeting on April 3, 2008 was paid. The amount was Ps.0.2714 per share.

As of December 31, 2008, OMA had 4,726,100 shares in treasury as a result of its share repurchase program. From the start of this program in October 2007 through December 31, 2008, Ps.153.0 million have been used to repurchase shares.

During the fourth quarter, OMA had short term bank borrowings of Ps. 130.9 million.

OMA has no exposure to any financial derivative instruments.

Subsequent developments

OMA joins the IPC index of the Mexican Stock Exchange (BMV): The Mexican Stock Exchange included OMA’s B shares in its benchmark IPC index of the 35 stocks with the highest share liquidity. The new index became effective for the period February 3, 2009 through January 29, 2010.

Third quarterly payment of 2007 dividend: On January 15, 2009 the third quarterly installment of the dividend declared by the Annual Shareholders’ Meeting on April 3, 2008 was paid. The amount was Ps.0.2714 per share.

Long term bank debt: On February 3, 2009, OMA completed a Ps. 500 million, nine-year bank financing. The loan has not yet been drawn.

New airline to operate in Mexico: On February 4, 2009, the Ministry of Communications and Transportation (SCT) granted a concession to Grupo Mexicana to operate a new airline called Mexicana Inter S.A. de C.V. This new airline will initially operate 13 Bombardier CRJ-200 regional jets, each seating 50 passengers. Grupo Mexicana invested US$7 million in the launch of the new airline, which will serve as a feeder to Mexicana and Click Mexicana, including routes at four OMA airports: Monterrey, Chihuahua, Ciudad Juárez, and Torreón.

OMA (NASDAQ: OMAB; BMV: OMA) will hold a conference call on February 27, 2008 at 11:00 am EST, 10:00 am Mexico City time.

The conference call is accessible by calling (800) 762-8795 toll-free from the U.S. or +1 (480) 248-5085 from outside the U.S. The conference ID is 4004407. A taped replay will be available through March 6, 2008 at (800) 406-7325 toll free or +1 (303) 590-3030, using the same ID.

The conference call will also be available by webcast at http://ir.oma.aero/events.cfm.

Annex Table 1

(Thousands of terminal passengers-excludes transit passengers)

| Total Passengers | 4Q 07 | 4Q 08 | % Var. | 2007 | 2008 | % Var. |
|---|---|---|---|---|---|---|
| Acapulco | 251.7 | 247.6 | **(1.6)** | 1,057.3 | 1,088.0 | **2.9** |
| Ciudad Juárez | 246.9 | 179.7 | **(27.2)** | 908.8 | 903.1 | **(0.6)** |
| Culiacán | 304.4 | 243.7 | **(19.9)** | 1,137.6 | 1,099.0 | **(3.4)** |
| Chihuahua | 215.6 | 193.1 | **(10.4)** | 854.8 | 833.8 | **(2.5)** |
| Durango | 68.0 | 48.5 | **(28.7)** | 279.3 | 233.5 | **(16.4)** |
| Mazatlán | 221.3 | 185.3 | **(16.3)** | 905.0 | 833.7 | **(7.9)** |
| Monterrey | 1,674.7 | 1,467.4 | **(12.4)** | 6,559.6 | 6,586.2 | **0.4** |
| Reynosa | 62.2 | 64.4 | **3.4** | 191.3 | 247.3 | **29.3** |
| San Luis Potosí | 69.0 | 55.1 | **(20.1)** | 264.3 | 261.0 | **(1.2)** |
| Tampico | 146.3 | 145.1 | **(0.8)** | 580.1 | 582.3 | **0.4** |
| Torreón | 127.3 | 111.1 | **(12.7)** | 522.3 | 481.3 | **(7.9)** |
| Zacatecas | 62.1 | 66.7 | **7.4** | 277.3 | 267.3 | **(3.6)** |
| Zihuatanejo | 152.4 | 132.8 | **(12.9)** | 674.6 | 644.0 | **(4.5)** |
| **Total** | **3,601.8** | **3,140.6** | **(12.8)** | **14,212.5** | **14,060.7** | **(1.1)** |

| Domestic Passengers | 4Q 07 | 4Q 08 | % Var. | 2007 | 2008 | % Var. |
|---|---|---|---|---|---|---|
| Acapulco | 193.5 | 200.0 | **3.3** | 740.2 | 818.7 | **10.6** |
| Ciudad Juárez | 246.4 | 179.3 | **(27.2)** | 907.0 | 901.6 | **(0.6)** |
| Culiacán | 294.8 | 239.9 | **(18.6)** | 1,097.8 | 1,067.6 | **(2.7)** |
| Chihuahua | 193.7 | 174.3 | **(10.0)** | 772.6 | 748.0 | **(3.2)** |
| Durango | 61.2 | 45.3 | **(25.9)** | 248.7 | 210.9 | **(15.2)** |
| Mazatlán | 116.8 | 96.7 | **(17.3)** | 456.3 | 437.0 | **(4.2)** |
| Monterrey | 1,427.6 | 1,259.9 | **(11.7)** | 5,616.9 | 5,631.4 | **0.3** |
| Reynosa | 62.0 | 64.1 | **3.3** | 190.7 | 246.2 | **29.1** |
| San Luis Potosí | 47.0 | 37.2 | **(20.9)** | 183.4 | 178.6 | **(2.6)** |
| Tampico | 134.6 | 132.1 | **(1.8)** | 532.0 | 530.9 | **(0.2)** |
| Torreón | 106.5 | 94.6 | **(11.2)** | 441.6 | 404.1 | **(8.5)** |
| Zacatecas | 41.9 | 48.5 | **15.8** | 185.3 | 187.7 | **1.3** |
| Zihuatanejo | 89.6 | 85.9 | **(4.2)** | 368.1 | 370.3 | **0.6** |
| **Total** | **3,015.6** | **2,657.8** | **(11.9)** | **11,740.5** | **11,732.8** | **(0.1)** |

| International Passengers | 4Q 07 | 4Q 08 | % Var. | 2007 | 2008 | % Var. |
|---|---|---|---|---|---|---|
| Acapulco | 58.2 | 47.6 | **(18.1)** | 317.1 | 269.3 | **(15.1)** |
| Ciudad Juárez | 0.5 | 0.4 | **(17.6)** | 1.8 | 1.5 | **(14.5)** |
| Culiacán | 9.5 | 3.8 | **(60.6)** | 39.8 | 31.4 | **(21.1)** |
| Chihuahua | 22.0 | 18.8 | **(14.3)** | 82.1 | 85.8 | **4.5** |
| Durango | 6.8 | 3.2 | **(53.3)** | 30.6 | 22.6 | **(26.4)** |
| Mazatlán | 104.5 | 88.7 | **(15.1)** | 448.7 | 396.7 | **(11.6)** |
| Monterrey | 247.1 | 207.4 | **(16.0)** | 942.7 | 954.8 | **1.3** |
| Reynosa | 0.3 | 0.3 | **24.7** | 0.6 | 1.2 | **89.3** |
| San Luis Potosí | 22.0 | 17.9 | **(18.4)** | 81.0 | 82.4 | **1.8** |
| Tampico | 11.7 | 13.0 | **10.7** | 48.1 | 51.4 | **7.0** |
| Torreón | 20.8 | 16.6 | **(20.3)** | 80.7 | 77.2 | **(4.4)** |
| Zacatecas | 20.2 | 18.2 | **(9.9)** | 92.0 | 79.7 | **(13.4)** |
| Zihuatanejo | 62.8 | 46.9 | **(25.3)** | 306.6 | 273.8 | **(10.7)** |
| **Total** | **586.3** | **482.8** | **(17.6)** | **2,471.9** | **2,327.8** | **(5.8)** |

See notes and disclaimers

Annex Table 2

Annex Table 3

Annex Table 4

Annex Table 5

Notes and disclaimers

Principal 2008 Changes in Accounting Practices: OMA implemented several accounting changes as a result of the following changes in Mexican Financial Reporting Standards (NIFs) and their interpretation (INIFs), which became effective on January 1, 2008:

•

NIF B-10 “Effects of inflation” provides that the effects of inflation will no longer be recognized in financial statements, effective January 1, 2008, in a non inflationary environment. From now on, the recording of inflation effects will only be required in an environment where cumulative inflation over the three preceding years is equal to or greater than 26%. As a result of this change, the amounts for the fourth quarter of 2008 are stated in nominal pesos.

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INIF 9 “Presentation of comparative financial statements with the coming into effect of NIF B-10”, which provides that amounts from the fourth quarter of 2007 should be expressed in constant pesos of December 31, 2007 purchasing power.

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NIF D-3 “Employee benefits” includes, among other items, changes in the estimation of current and deferred employees’ statutory profit sharing (PTU), using the method established in NIF D-4 “Income taxes,” and the recognition of career paths of employees when making actuarial calculations.

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NIF B-2 “Cash flow statements” replaces Bulletin B-12 “Statement of changes in financial condition.” As a result, the Statement of Cash Flows for the fourth quarter of 2008 is not comparable to the Statement of Changes in Financial Position reported for the fourth quarter of 2007.

Adjusted EBITDA: OMA defines Adjusted EBITDA as net income minus net comprehensive financing income plus taxes and depreciation and amortization, and excludes other income (expense). Adjusted EBITDA is equivalent to the concept UAFIDA in Mexico. Adjusted EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity. Our management believes that Adjusted EBITDA provides a useful measure of our performance that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA and Adjusted EBITDA are not defined under U.S. GAAP, and may be calculated differently by different companies.

Aeronautical revenues: are revenues from rate regulated services. These include revenue from airport services, regulated leases, and access fees from fourth parties to provide complementary and ground transportation services. Airport service revenues include principally departing domestic and international passenger charges (TUA), landing fees, aircraft parking charges, passenger and carry-on baggage screening, and use of passenger jetways, among others. Revenue from fourth party access fees to provide complementary services include revenue sharing for ramp services, aircraft towing, water loading and unloading, cabin cleaning, electricity supply, catering, security, and aircraft maintenance, among others. Revenues from regulated leases include principally rental to airlines of office space, hangars, and check-in and ticket sales counters. Revenues from access charges for providers of ground transportation services include charges for taxis and buses.

Capex, capital expenditures: includes investments in fixed assets, which includes investments in land, machinery, and equipment and improvements to concessioned properties.

Cargo unit: equivalent to 100 kg of cargo.

Earnings per share and ADS: the weighted average of shares or ADS outstanding for each period (3 months and 6 months) is used, excluding Treasury shares from the operation of the share purchase program.

Exchange rate: Amounts in U.S. dollars (US$) are converted at the December 31, 2008 exchange rate of Ps. 13.7738/US$, as published in the Official Diary of the Federation.

Maximum Rate System: The Ministry of Communications and Transportation (SCT) regulates all our aeronautical revenues under a maximum rate system, which establishes the maximum amount of revenues per workload unit (one terminal passenger or 100kg of cargo) that may be earned by each airport each year from all regulated revenue sources. The concessionaire sets and registers the specific prices for services subject to regulation, which may be adjusted every six months as long as the combined revenue from regulated services per workload unit at an airport does not exceed the maximum rate. The SCT reviews compliance with maximum rates on an annual basis after the close of each year.

Mexican Financial Reporting Standards (NIF): financial statements and other information are presented in accordance with current Mexican Financial Reporting Standards (NIFs) and Mexican Interim Financial Reporting Standards (INIFs). These standards differ in certain significant respects from U.S. GAAP.

Non-aeronautical revenues: are revenues that are not subject to rate regulation. These include commercial services such as parking, advertising, car rentals, leasing of commercial space, freight management and handling, and other lease income, among others.

Passengers: all references to passenger traffic volumes are to terminal passengers.

Passengers that pay passenger charges (TUA, Tarifa de Uso de Aeropuerto): departing passengers, excluding connecting passengers, diplomats, and infants.

Presentation of prior period financials: With the adoption of NIF B-10 “Effects of inflation”, INIF 9 “Presentation of comparative financial statements with the coming into effect of NIF B-10” provides that financial statements from periods prior to January 1, 2008 are to be presented in monetary units of the purchasing power of the last financial statements that included inflation adjustments, i.e., in pesos of December 31, 2007 purchasing power.

Prior period comparisons: unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior year period. Percentage changes for passenger traffic or financial items are calculated based on numbers expressed in thousands.

Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

Unaudited financials: financial statements for the fourth quarter of 2008 are unaudited, preliminary statements.

Workload Unit: one terminal passenger or one cargo unit.

This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s fourth largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA employs over 950 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2000. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris, the fourth largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). Please visit our website, www.oma.aero.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Víctor Humberto Bravo Martín
Víctor Humberto Bravo Martín
Chief Financial Officer

Date: February 27, 2009